FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

         Enterprise Products Partners L.P. is filing a slide presentation showing its current system map and a projected system map after the proposed merger with GulfTerra is completed. This information is being presented to GulfTerra employees in meetings scheduled during April and May 2004.

PRESENTATION

EPD System Map at IPO (July 1998) NGL Fractionation Plant NGL & Liquid Storage Facility NGL & Liquid Pipelines Import / export terminal Texas Louisiana Mississippi Mont Belvieu ENTERPRISE PRODUCTS OPERATING LP All rights reserved by Enterprise Products Operating LP

EPD System Map / July 31, 2002 ENTERPRISE PRODUCTS OPERATING LP All rights reserved by Enterprise Products Operating LP

The Combined NGL Pipeline Asset Base August 1, 2002 MAPL & Seminole Heritage Enterprise ENTERPRISE PRODUCTS OPERATING LP All rights reserved by Enterprise Products Operating LP

The Combined EPD & GTM System Map

Combined EPD & GTM Gulf Coast Assets